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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 26 2007 WASH. D.C.

SEC FILE NUMBER
8-37456

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/06 MM/DD/YY AND ENDING 12/31/06* MM/DD/YY

*Note: Year end change from Sep. to Dec.

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Advance Capital Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Towne Square, Suite 444
(No. and Street)

Southfield (City) Michigan (State) 48076 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Julie A. Katynski (248) 350-8543
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Button Eddy Kolb & Sorrentino, P.L.L.C.
(Name – *if individual, state last, first, middle name*)

33515 State Street (Address) Farmington (City) Michigan (State) 48335 (Zip Code)

PROCESSED
MAR 21 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Robert J. Cappelli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Advance Capital Group, Inc. and Subsidiaries, as of December, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JEFF LIDO
Notary Public, State of Michigan
County of Macomb
My Commission Expires Feb. 16, 2011
Acting in the County of Oakland

Notary Public

Signature

President - Advance Capital Group
Vice President - Advance Capital Services

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in XXXXXXXXXXXXXXXXX Cash flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent auditors report on Internal Acct. Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (p) Statement of Cash Flows - Broker Dealer.



SEC MAIL PROCESSING
RECEIVED
FEB 2007
WASH. D.C.
210
SECTION

Advance Capital Group, Inc. and Subsidiaries

Consolidated Financial Statements And Supplementary Information

December 31, 2006

Advance Capital Group, Inc. and Subsidiaries
Consolidated Financial Statements
and Supplementary Information

December 31, 2006

Table of Contents

BUTTON EDDY KOLB & SORRENTINO
A Professional Limited Liability Company

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

33515 STATE STREET
FARMINGTON, MICHIGAN 48335
(248) 893-1030
FAX (248) 893-1039
www.cityviewcpa.com

ROBERT D. BUTTON, CPA
STEPHEN L. EDDY, CPA
MARY L. HAGGERTY, MBA, CPA
GERARD E. KOLB, CPA
CHRISTOPHER M. RUTOWSKI, CPA
MICHAEL J. SORRENTINO, CPA, CVA

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT

To the Board of Directors
Advance Capital Group, Inc.
Southfield, Michigan

We have audited the accompanying consolidated statement of financial condition of Advance Capital Group, Inc. and Subsidiaries as of December 31, 2006, and the related consolidated statements of operations and retained earnings and cash flows for the three month short year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Advance Capital Group, Inc. and Subsidiaries as of December 31, 2006, and the consolidated results of their operations and cash flows for the three month short year then ended, in conformity with accounting principles generally accepted in the United States of America.

Button Eddy Kolb & Sorrentino, P.L.L.C.

Farmington, Michigan
February 13, 2007

Advance Capital Group, Inc.
and Subsidiaries

Consolidated Statement of Financial Condition
As of December 31, 2006

Assets	
Cash and cash equivalents	$ 899,500
Trade receivables	28,699
Marketable securities	3,300
Employee receivables	7,292
Furniture, equipment and software, less accumulated depreciation and amortization of $535,610	383,985
Deposits	11,369
Total assets	$ 1,334,145
Liabilities	
Payable to brokers and dealers	$ 343
Accounts payable	7,236
Accrued taxes and expenses	932,211
Total liabilities	939,790
Stockholders' equity	
Common stock	3
Additional paid in capital	214,108
Retained earnings	180,244
Total stockholders' equity	394,355
Total liabilities and stockholders' equity	$ 1,334,145

See Notes to Consolidated Financial Statements

Advance Capital Group, Inc.
and Subsidiaries
Consolidated Statement of Operations
and Retained Earnings
for the Three Month Short Year Ended December 31, 2006

Revenue	
Fee income	$ 1,956,702
Commissions	870,544
Interest income	15,218
Total revenue	2,842,464
Expenses	
Officers' compensation	234,159
Office compensation	402,417
Compensation of representatives	748,037
Depreciation and amortization	31,962
Insurance - General	8,090
Insurance - Health	60,102
Marketing	137,501
Office expense	35,844
Payroll taxes	61,504
Postage	19,899
Professional fees	33,658
Computer support	38,374
ESOP contributions	212,992
Regulatory fees	22,675
Rent	105,610
Repairs and maintenance	13,337
Software expense	13,263
Taxes and licenses	37,835
Telephone	21,749
Miscellaneous	3,782
Total expenses	2,242,790
Net income from operations	599,674
Other Income (Expense)	
Miscellaneous Income	165,794
Net income	765,468
Retained earnings - Beginning of year	179,776
Distributions	(765,000)
Retained earnings - End of year	$ 180,244

See Notes to Consolidated Financial Statements

Advance Capital Group, Inc.
and Subsidiaries
Consolidated Statement of Cash Flows
for the Three Month Short Year Ended December 31, 2006

Cash flows from operating activities	
Cash received from brokers and dealers, investment companies and customers	$ 3,076,089
Cash paid to vendors and employees	(2,664,577)
Interest received	15,218
Net cash provided by operating activities	426,730
Cash flows from investing activities	
Expenditures for furniture and equipment	(26,942)
Deposit made	(3,609)
Distributions to owners	(765,000)
Repayment of advances to employees	(7,292)
Net cash used in investing activities	(802,843)
Net decrease in cash and cash equivalents	(376,113)
Cash and cash equivalents - Beginning of year	1,275,613
Cash and cash equivalents - End of year	$ 899,500

See Notes to Consolidated Financial Statements

Advance Capital Group, Inc.
and Subsidiaries

Consolidated Statement of Cash Flows *(Continued)*
for the Three Month Short Year Ended December 31, 2006

Reconciliation of net income to net cash provided by operating activities	
Net income	$ 765,468
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	31,962
Changes in:	
Accounts receivable	(1,157)
Accounts payable and accrued taxes and expenses	(369,543)
Total adjustments	(338,738)
Net cash provided by operating activities	$ 426,730

1. Significant Accounting Policies

The consolidated financial statements include the accounts of Advance Capital Group, Inc., (the Company), a transfer agent and its wholly owned subsidiaries, Advance Capital Management, Inc. (MANAGEMENT), a registered investment adviser, and Advance Capital Services, Inc. (SERVICES), a broker/dealer. All material intercompany balances and transactions are eliminated in consolidation. These entities provide investment management and administrative services for individual investment accounts and an affiliated regulated investment company (which accounts for approximately 71% of the total revenue). The Company primarily transacts business in the midwestern United States.

The Company elected to change its fiscal year end from September to December effective in 2006.

Advisory fee revenue is accrued based on contractual percentages of market values of the investment portfolios for which advisory services are rendered. The amounts of expense for officers' compensation varies periodically, principally because determination of compensation takes into consideration the receipt of certain revenue.

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents primarily consist of money market funds.

Management determines an appropriate classification of securities at the time of purchase. If management has the intent and the Company has the ability at the time of purchase to hold debt securities until maturity or on a long-term basis, they are classified as investments and carried at amortized historical cost. Securities to be held for indefinite periods of time and not intended to be held to maturity or on a long-term basis are classified as available for sale and carried at fair value. Securities held for indefinite periods of time include securities that management intends to use as part of its asset and liability management strategy.

Furniture and equipment are being depreciated using the straight-line method over estimated useful lives of five to ten years. Software is being amortized using the straight-line method over estimated useful lives of three years.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Such estimates relate to useful lives of property and equipment, fair value of financial instruments and allowance for doubtful accounts among others. Actual results could differ from the estimated amounts.

2. Financial Instruments

The Company's accounts receivable and accounts payable are financial instruments which have fair values at December 31, 2006 that approximate their stated carrying amounts at that date.

The Company and its subsidiaries have a concentrated credit risk for cash and cash equivalents because they maintain deposits in a bank that sometimes exceed amounts insured by the Federal Deposit Insurance Corporation. The maximum loss that would have resulted from that risk totaled approximately $1,443,000 at December 31, 2006 for the excess of the deposit liabilities reported by the bank over the amounts that would have been covered by federal insurance.

Credit risk for trade accounts is concentrated as well because a significant portion of the Company's customers comprising receivables at December 31, 2006 are broker/dealers and related investment companies located in Michigan.

3. Marketable Securities Available for Sale

The marketable securities portfolio was comprised of equity securities classified as available for sale. The Company accounts for investments in accordance with SFAS 115, resulting in securities being carried at market value.

Following are the estimated market values and original cost of marketable securities available for sale as of December 31, 2006:

	Market Value	Cost	Unrealized Gains	Unrealized Losses
Equity securities	$ 3,300	$ 3,300	$ 0	$ 0

4. Consolidated Subsidiaries

The following is a summary of certain financial information of the Company's consolidated subsidiaries.

	Advance Capital Management, Inc.	Advance Capital Services, Inc.	Total
Total assets	$ 742,109	$ 592,036	$ 1,334,145
Stockholder's equity	156,894	237,461	394,355

For purposes of computing the net capital under rule 15c3-1 of the Securities and Exchange Commission, only the allowable stockholder's equity of the broker-dealer subsidiary, SERVICES, is utilized in the calculation.

5. Furniture, Equipment and Software

Furniture, equipment and software consist of:

Furniture and equipment	$ 781,206
Software	138,389
	$ 919,595

6. Common Stock

The authorized, issued and outstanding shares of common stock at December 31, 2006 were as follows:

Common stock, $.00001 par value; authorized 1,000,000,000 shares; issued and outstanding 300,000 shares.

7. Lease Commitments

The Company leases its principal office space under an operating lease expiring April 2015 and also leases office space in Illinois expiring February 2013. The Company leases additional office space in Michigan expiring January 2014, and in Ohio expiring February 2008.

The aggregate minimum annual rental commitments at December 31, 2006 under noncancelable operating lease agreements are as follows:

Year Ending December 31	
2007	$ 312,561
2008	285,111
2009	285,690
2010	293,932
2011	302,225
Thereafter	900,941
Total	$ 2,380,460

8. Federal Income Taxes

The stockholders have elected, under the applicable provisions of the Internal Revenue Code, to be taxed as an S corporation effective April 1, 2000. Under such provisions, the Company does not generally incur a Federal income tax liability; instead, net income or loss is includable in computing the taxable income of the individual stockholders.

In some cases, S corporations incur Federal income taxes on the sale of assets, and additionally, could be liable for Federal income taxes should the election to be taxed as an S corporation be voluntarily or involuntarily terminated.

9. Net Capital Requirements

SERVICES is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, SERVICES had net capital of $ 129,987 which was $106,349 in excess of its required net capital (based on aggregate indebtedness) of $23,638. SERVICES' net capital ratio was 2.73 to 1.

10. Transactions With Affiliate

The Company and its subsidiaries have agreements with Advance Capital I, Inc. (a regulated investment company with which certain officers and stockholders of the Company are affiliated) to serve as its investment adviser, distributor, transfer agent and dividend disbursing agent. Under terms of the agreement with Advance Capital I, Inc., a fee is paid monthly to MANAGEMENT, based on .70% of the average daily net assets up to $200 million and .55% of the average daily net assets above $200 million of the Advance Capital I, Inc. Equity Growth and Balanced Funds, .40% of the average daily net assets of the Cornerstone Stock Fund and .50% of the average daily net assets up to $200 million and .40% of the average daily net assets above $200 million of the Retirement Income Fund, on an annual basis. The Company is reimbursed by Advance Capital I, Inc. for the costs of providing the administrative, transfer agent and dividend disbursing agent services. Advance Capital I, Inc. also pays SERVICES, the distributor, for the distribution of fund shares, at a rate not to exceed .25% of the average daily net assets of the Equity Growth, Balanced, Bond, Cornerstone Stock and Retirement Income Funds.

MANAGEMENT operations reflect $1,490,622 of gross revenue charged Advance Capital I, Inc. for investment advisory fees for the three month short year ended December 31, 2006.

SERVICES operations reflect $661,304 of gross revenue in connection with amounts paid by Advance Capital I, Inc. for the distribution of its shares for the three month short year ended December 31, 2006.

11. Stock Repurchase Agreement

In 1995, the Company and its stockholders entered into an agreement (revised in 1998 and again in 2001) which stipulates the terms under which the Company's shares can be sold. Among other things, the agreement gives the Company the first option to acquire the shares of any stockholder wishing to sell his common stock after December 31, 1997. If the Company does not elect to purchase the shares, the agreement requires mandatory redemption by the remaining stockholders. The purchase price is established by formula under the agreement and is materially in excess of the Company's book value.

12. Employee Stock Ownership Plan

The Company established an Employee Stock Ownership Plan (ESOP) during its then year ended September 30, 2006 as a long-term benefit for employees who have met certain eligibility requirements. The amount of the Company's annual contribution to the ESOP is at the discretion of the board of directors. Contributions are paid in cash and in amounts sufficient to satisfy the liability at the date of the contribution. Shares of common stock acquired by the plan are allocated to individual participant balances based on each employee's annual compensation as a percentage of total covered employee compensation. The Company accounts for the ESOP in accordance with SOP (Statement of Position) 93-6. The board elected to make a contribution to the ESOP totaling $212,992 for the three month short year ended December 31, 2006.

13. Litigation

The Company is the defendant in a lawsuit filed by a customer seeking approximately $30,000 in alleged damages. Management believes that all required payments related to this matter have been properly made and no further amounts have been provided for. In addition, it is the opinion of Company management that the ultimate resolution of this claim will not have a materially adverse effect on the consolidated financial position or results of operations of Advance Capital Group, Inc. and its subsidiaries.

14. Other Matters

During November 2006 the Company entered into a settlement agreement with former sales associates (associates) in regards to certain customers. The associates and the Company have settled and have dismissed all pending litigation. The settlement is included as other income in the consolidated statement of operations, net of related legal fees and other expenses.

SUPPLEMENTARY INFORMATION

BUTTON EDDY KOLB & SORRENTINO
A Professional Limited Liability Company

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

33515 STATE STREET
FARMINGTON, MICHIGAN 48335
(248) 893-1030
FAX (248) 893-1039
www.cityviewcpa.com

ROBERT D. BUTTON, CPA
STEPHEN L. EDDY, CPA
MARY L. HAGGERTY, MBA, CPA
GERARD E. KOLB, CPA
CHRISTOPHER M. RUTOWSKI, CPA
MICHAEL J. SORRENTINO, CPA, CVA

INDEPENDENT CERTIFIED PUBLIC ACCOUNT TS' REPORT ON SUPPLEMENTARY INFORMATI

To the Board of Directors
Advance Capital Group, Inc.
Southfield, Michigan

Our report on our audit of the basic consolidated financial statemen of Advance Capital Group, Inc. and Subsidiaries is presented in the preceding section. Our dit was conducted for the purpose of forming an opinion on the basic consolidated financial itements taken as a whole. The accompanying supplementary information, identified in the tab of contents, is presented for purposes of additional analysis and is not a required part of the ba financial statements. The information contained in Schedule I is supplementary information quired by rule 17a-5 under the Securities Exchange Act of 1934.The supplementary informat , has been subjected to the auditing procedures applied in the audit of the basic financial state ents and, in our opinion, is fairly stated in all material respects in relation to the basic financial tements taken as a whole.

Button Eddy Kolb & Sorrentino, P.L. C.

Farmington, Michigan
February 13, 2007

Advance Capital Group, Inc.
and Subsidiaries

Consolidating Statement of Financial Position
As of December 31, 2006

	Advance Capital Management, Inc.	Advance Capital Services, Inc.	Advance Capital Group, Inc.	Eliminations	Consolidated
Assets					
Cash and cash equivalents	$ 443,637	$ 455,863	0		$ 899,500
Trade receivables	0	28,699	0		28,699
Marketable securities available for sale	0	3,300	0		3,300
Employee receivable	0	7,292			7,292
Fixed assets, net	298,158	85,827	0		383,985
Deposits	314	11,055	0		11,369
Investment in subsidiaries	0	0	394,355	394,355	0
Total assets	$ 742,109	$ 592,036	$ 394,355	394,355	$ 1,334,145
Liabilities					
Payable to brokers and dealers	0	343	0		343
Accounts payable	0	7,236			7,236
Accrued taxes and expenses	585,215	346,996	0		932,211
Total liabilities	585,215	354,575	0	0	939,790
Stockholders' equity					
Common stock	1,854	6,062	3	7,916	3
Additional paid in capital	183,589	600,149	214,108	783,738	214,108
Retained earnings (Accumulated deficit)	(28,549)	(368,750)	180,244	(397,299)	180,244
Total stockholders' equity	156,894	237,461	394,355	394,355	394,355
Total liabilities and stockholders' equity	$ 742,109	$ 592,036	$ 394,355	$ 394,355	$ 1,334,145

Advance Capital Group, Inc.
And Subsidiaries
Consolidating Statement of Operations and Retained Earnings (Accumulated Deficit) for the Three Month Short Year Ended December 31, 2006

	Advance Capital Management, Inc.	Advance Capital Services, Inc.	Advance Capital Group, Inc.	Eliminations	Consolidated
Revenue					
Fee income	$ 1,293,091	$ 663,611	$	$	$ 1,956,702
Commissions	0	870,544			870,544
Interest income	1,985	13,233			15,218
Total revenue	1,295,076	1,547,388			2,842,464
Expenses					
Officers' compensation	234,159	0			234,159
Office compensation	249,115	153,302			402,417
Compensation of representatives	0	748,037			748,037
Depreciation and amortization	22,909	9,053			31,962
Insurance - General	2,138	5,952			8,090
Insurance - Health	27,047	33,055			60,102
Marketing	20,412	117,089			137,501
Office expense	16,328	19,516			35,844
Payroll taxes	24,791	36,713			61,504
Postage	17,352	2,547			19,899
Professional fees	28,106	5,552			33,658
Computer support	38,374	0			38,374
ESOP contributions	86,431	126,561			212,992
Regulatory fees	2,914	19,761			22,675
Rent	77,415	28,195			105,610
Repairs and maintenance	11,587	1,750			13,337
Software expense	13,263	0			13,263
Taxes and licenses	18,450	19,385			37,835
Telephone	13,191	8,558			21,749
Miscellaneous	3,394	388			3,782
Total expenses	907,376	1,335,414			2,242,790
Net income from operations	387,700	211,974			599,674
Other Income (Expense)					
Miscellaneous Income (Expense)	(7,950)	173,744			165,794
Net income from subsidiaries	0	0	765,468	765,468	0
Net income	379,750	385,718	765,468	765,468	765,468
Retained earnings (Accumulated deficit) - Beginning of year	(28,299)	(369,468)	179,776	(397,767)	179,776
Distributions	(380,000)	(385,000)	(765,000)	(765,000)	(765,000)
Retained earnings (Accumulated deficit) - End of year	$ (28,549)	$ (368,750)	$ 180,244	$ (397,299)	$ 180,244

Advance Capital Services, Inc.

(A wholly owned subsidiary of Advance Capital Group, Inc.)

Statement of Stockholders' Equity
for the Three Month Short Year Ended December 31, 2006

	Common Stock	Additional Paid in Capital	Accumulated Deficit
Balances at October 1, 2006	$ 6,062	$ 600,149	$ (369,468)
Net Income			385,718
Distributions			(385,000)
Balances at December 31, 2006	$ 6,062	$ 600,149	$ (368,750)

Advance Capital Services, Inc.

(A wholly owned subsidiary of Advance Capital Group, Inc.)

Statement of Cash Flows
for the Three Month Short Year Ended December 31, 2006

Cash flows from operating activities	
Cash received from brokers and dealers, investment companies and customers	$ 1,782,998
Cash paid to vendors and employees	(1,664,811)
Interest received	13,233
Net cash provided by operating activities	131,420
Cash flows from investing activities	
Expenditures for furniture and equipment	(1,176)
Deposit made	(3,609)
Distributions to owners	(525,000)
Advances to employees	(7,292)
Net cash used in investing activities	(537,077)
Net decrease in cash and cash equivalents	405,657
Cash and cash equivalents - Beginning of year	861,520
Cash and cash equivalents - End of year	$ 455,863

Advance Capital Services, Inc.

(A wholly owned subsidiary of Advance Capital Group, Inc.)

Statement of Cash Flows *(Continued)*
for the Three Month Short Year Ended December 31, 2006

Reconciliation of net income to net cash used by operating activities		
Net Income	$	385,718
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization		9,053
Changes in:		
Accounts receivable		(1,157)
Accounts payable and accrued taxes and expenses		(262,194)
Total adjustments		(254,298)
Net cash provided by operating activities	$	131,420

Advance Capital Services, Inc.
(A wholly owned subsidiary of Advance Capital Group, Inc.)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2006

Net Capital	
Total stockholder's equity	$ 237,461
Deduct stockholder's equity not allowable for net capital	0
Total stockholder's equity qualified for net capital	237,461
Deductions and/or charges	
Non-allowable assets	
Securities not readily marketable	3,300
Furniture, equipment and software, net	85,827
Employee receivable	7,292
Deposits	11,055
Total deductions and/or charges	107,474
Net capital	$ 129,987
Aggregate Indebtedness	
Items included in consolidated statement of financial condition	
Payable to brokers and dealers	$ 343
Accounts payable	7,236
Accrued taxes and expenses	346,996
Total aggregate indebtedness	$ 354,575
Computation of Net Capital Requirement	
Minimum net capital required	$ 23,638
Excess net capital at 1,500 percent	$ 106,349
Excess net capital at 1,000 percent	$ 94,529
Ratio: Aggregate indebtedness to net capital	2.73 to 1

Reconciliation with Company's Computation

There is no material difference between the computation of net capital as reported in Advance Capital Services, Inc.'s Part II (Unaudited) FOCUS report dated December 31, 2006 and the above calculation.

BUTTON EDDY KOLB & SORRENTINO
A Professional Limited Liability Company

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

33515 STATE STREET
FARMINGTON, MICHIGAN 48335
(248) 893-1030
FAX (248) 893-1039
www.cityviewcpa.com

ROBERT D. BUTTON, CPA
STEPHEN L. EDDY, CPA
MARY L. HAGGERTY, MBA, CPA
GERARD E. KOLB, CPA
CHRISTOPHER M. RUTOWSKI, CPA
MICHAEL J. SORRENTINO, CPA, CVA

To the Board of Directors
Advance Capital Services, Inc.
Southfield, Michigan

In planning and performing our audit of the consolidated financial statements and supplemental information of Advance Capital Group, Inc. and Subsidiaries (Advance Capital Services, Inc. and Advance Capital Management, Inc.) for the three month short year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by Advance Capital Services, Inc. (Services) including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because Services does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Services in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of Advance Capital Group, Inc. and its subsidiaries are responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and, with respect to Services, of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which Advance Capital Group, Inc. and its subsidiaries have responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles

generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Service's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Button Eddy Kolb & Sorrentino, P.L.L.C.

Farmington, Michigan
February 13, 2007

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